Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    n/a)*

Chicken Soup for the Soul Entertainment Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16842Q100

(CUSIP Number)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16842Q100	13G	Page of Pages

1	Names of Reporting Persons HPS Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,011,530
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,011,530

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,530
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 7.8%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1(a). Name of Issuer:

Chicken Soup for the Soul Entertainment Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

132 East Putnam Avenue, Floor 2W

Cos Cob, CT 06807

Item 2(a). Name of Person Filing:

The Schedule 13G is being filed by HPS Investment Partners, LLC, a Delaware limited liability company (“HPS”, or the “Reporting Person”).

HPS (directly or through one or more of its controlled affiliates) is the investment manager of each of the following funds and/or separately managed accounts (collectively, the “Funds”).

1)	Aiguilles Rouges Sector B Investment Fund, L.P.

2)	American United Life Insurance Company

3)	Brickyard Direct Holdings, LP

4)	Brickyard Direct Lending Fund, L.P.

5)	Cactus Direct Holdings, L.P.

6)	Cactus Direct Lending Fund, L.P.

7)	Core Senior Lending Fund (A-A), L.P.

8)	Core Senior Lending Master Fund (PB), L.P.

9)	Core Senior Lending Fund, L.P.

10)	CSL Fund (PB) Holdings C, L.P.

11)	CSL Fund (PB) Holdings, B, L.P.

12)	CSL Fund (PB) Holdings, L.P.

13)	Falcon Credit Fund, L.P.

14)	Kitty Hawk Credit Fund, L.P.

15)	Kitty Hawk Holdings, L.P.

16)	Lincoln Investment Solutions, Inc.

17)	Moreno Street Direct Lending Fund, L.P.

18)	NDT Senior Loan Fund, L.P

19)	Philadelphia Indemnity Insurance Company

20)	Private Loan Opportunities Fund, L.P.

21)	Red Cedar Fund 2016, L.P.

22)	Red Cedar Holdings, L.P.

23)	Reliance Standard Life Insurance Company

24)	Sandlapper Credit Fund, L.P.

25)	SLF 2016 Institutional Holdings II, L.P.

26)	SLF 2016 Institutional Holdings, L.P.

27)	SLF 2016-L Holdings, L.P.

28)	Specialty Loan Fund—CX-2, L.P.

29)	Specialty Loan Fund 2016, L.P.

30)	Specialty Loan Fund 2016-L, L.P.

31)	Specialty Loan Ontario Fund 2016, L.P.

32)	Specialty Loan VG Fund, L.P.

33)	Swiss Capital HPS Private Debt Fund L.P

34)	TMD-DL Holdings, LLC

As such, HPS has the power to vote and dispose of the securities held by the Funds, and as such, may be deemed to beneficially own the securities held by the Funds.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address of the Reporting Person is 40 West 57th Street, Floor 33, New York, NY 10019.

Item 2(c). Citizenship:

The Reporting Person is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e). CUSIP Number:

16842Q100

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

Item 4. Ownership.

(a-b) Amount beneficially owned:

As of August 11, 2022, HPS may be deemed to be the beneficial owner of an aggregate of 1,011,530 shares of Class A Common Stock representing 7.8% of the outstanding shares of Class A Common Stock, which includes 1,011,530 shares of Class A Common Stock issuable upon exercise of 1,011,530 warrants held of record by the Funds. The percentage of the shares of Class A Common Stock beneficially owned is based on (i) 7,385,634 shares of Class A Common Stock outstanding as of August 11, 2022, as reported by the Issuer in the Warrant Agreement dated August 11, 2022, by and among the Issuer and the holders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K/A filed with the Securities and Exchange Commission on August 15, 2022), (ii) 4,635,452 shares of Class A Common Stock issued on August 11, 2022, as reported in the Issuer’s Form 8-K/A filed with the Securities and Exchange Commission on August 15, 2022, and (iii) 1,011,530 shares of Class A Common Stock issuable upon exercise of 1,011,530 warrants held of record by the Funds.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2022
(Date)

HPS Investment Partners, LLC

By:	/s/ Vikas Keswani
(Signature)

Managing Director